Stran & Company, Inc.

2 Heritage Drive, Suite 600

Quincy, MA 02171

April 26, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Nicholas Nalbantian

Re:	Stran & Company, Inc.
Registration Statement on Form S-3
File No. 333-271337

Dear Mr. Nalbantian:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stran & Company, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Friday, April 28, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joseph J. Kaufman of Bevilacqua PLLC at (202) 869-0888, ext. 113.

Respectfully, Stran & Company, Inc.

By:	/s/ Andrew Shape
Andrew Shape President and Chief Executive Officer

cc:  Joseph J. Kaufman